

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 15, 2010

Mr. Robert "Steve" Owens
Chief Executive Officer
Ring Energy, Inc.
18 ½ East State Street, Suite 202
Redlands, California 92373

> **Re: Ring Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **File No. 333-140024**

Dear Mr. Owens:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief